Exhibit 99.1

ASX, Nasdaq and Media Release

September 5, 2024

Opthea Announces Executive Leadership Changes and Senior Hires

Daniel Geffken and Mike Campbell respectively appointed CFO ad interim and CCO

Three senior leaders appointed for Biometrics, Clinical Operations and Market Access

Deepening retina and launch expertise ahead of Phase 3 topline data readouts in 2025

Melbourne, Australia, and Princeton, NJ, US, September 5, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical Company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), todayannounced executive leadership changes in Finance and Commercial as well as senior hires for Biometrics, Clinical Operations and Market Access.

“Opthea is at a key inflection point with the sozinibercept Phase 3 topline data readouts for COAST anticipated in early Q2 calendar year 2025 and ShORe in mid calendar year 2025,” said Frederic Guerard, PharmD, Chief Executive Officer of Opthea. “We made several senior hires and executive changes to further deepen our team’s expertise in retina, expand our clinical capabilities, while advancing Opthea’s commercial readiness.”

“On behalf of the Board of Directors and the entire Opthea team, I would like to thank Judy Robertson, Peter Lang and Bruno Gagnon for their leadership and significant contributions in Opthea’s journey from a development-stage biopharmaceutical Company to a commercial-ready organization,” continued Dr. Guerard. “We wish them continued success in their professional and personal lives.”

“I would like to extend a warm welcome to Dan Geffken, Mike Campbell, Dayong Li, Jen Watts, and Anthony Bonifazio to the Opthea team. They are joining our Company at a critical time ahead of the sozinibercept Phase 3 topline data readout and potential product launch,” concluded Dr. Guerard. “They will play a key role in realizing our ambitious goal of bringing sozinibercept to wet AMD patients, helping them achieve superior vision for greater independence in their lives.”

Daniel Geffken, Co-Founder and Managing Director, Danforth Advisors, will assume the role of Chief Financial Officer on an ad interim basis reporting to Frederic Guerard, PharmD, Chief Executive Officer, Opthea, effective September 9, 2024. Mr. Geffken is a proven leader of finance organizations in life science companies with more than 30 years of experience steering strategy, finance, and operations across all stages of the corporate life cycle. He has served as CFO, strategic consultant and board member to dozens of life science companies ranging from start-ups to publicly traded companies with US$2+ billion market capitalizations.

Daniel Geffken succeeds Peter Lang who will step down from his role effective September 9, 2024, and will be available to support a smooth transition. During his tenure, he participated in the most recent round of financing which successfully raised US$150 million, significantly extending the Company’s cash runway.

Mike Campbell has been appointed Chief Commercial Officer, reporting to Frederic Guerard, PharmD, Chief Executive Officer, Opthea, effective September 9, 2024. Mr. Campbell brings 30 years of biotech and pharmaceutical commercial leadership experience across sales, marketing, market access, patient services, and operations to the Company. Mr. Campbell dedicated most of his career to launching and commercializing innovative treatments for retinal and ocular surface diseases. During his tenure at Genentech, he was a key leader for the commercial build and launch of Lucentis®, the first anti-VEGF-A treatment approved for wet AMD; he served in commercial leadership roles through the lifecycle of Lucentis®, including the expansion into Diabetic Macula Edema, and Retinal Vein Occlusion. Mr. Campbell also contributed to the pre-launch commercial planning of Beovu® in wet AMD at Novartis, as well as the $3.4 billion divestiture of Xiidra® for Dry Eye Disease to Novartis, during his tenure at Shire. Mr. Campbell most recently served as Senior Vice President and Head of Commercial at Viatris Eye Care who acquired Oyster Point Pharma, where he led the commercial build for the launch of Tyrvaya® in Dry Eye Disease. Mr. Campbell holds a Bachelor of Science degree from Auburn University and is an Executive Education graduate from the University of Pennsylvania, Wharton School of Business.

Mike Campbell succeeds Judith Robertson who, as planned, can now step aside from her role on September 9, 2024, enabling her to pursue other Board opportunities. Ms. Robertson previously served as a member of the Board of Directors of Opthea for seven months before stepping off to assist with the pre-commercialization plans for sozinibercept. During her tenure as Chief Commercial Officer, Judy laid the foundation for the anticipated commercialization of sozinibercept in wet AMD by preparing the launch plan, driving awareness of sozinibercept’s benefits with the retinal community and coordinating commercial pre-launch activities. Ms. Robertson will stay with Opthea until there is a full transition of critical projects to Mike Campbell.

Dayong Li, PhD, has been appointed Senior Vice President, Biometrics, reporting to Julie Clark, MD, Senior Vice President, Clinical Development, Opthea, effective September 9, 2024. Dr. Li brings more than 25 years’ experience as a biometrics leader in the biopharmaceutical industry. He most recently served as Senior Vice President, Biometrics, at Marinus Pharmaceuticals, creating and leading a team which was responsible for all activities pertinent to statistics, data management and programming. He played a leadership role in the successful submission and approval of Ztalmy®, a first-in-class treatment for seizures in CDKL5 deficiency disorder (CDD). Over his career, Dr. Li held global Biometrics roles of increasing responsibility at Forest Laboratories (now AbbVie), Astra Zeneca, and other medium and small sized pharmaceutical and biotech companies, and was involved in over ten NDA/sNDA submissions with high approval rates. Dr. Li holds a PhD in statistics from University of Maryland and a bachelor’s degree in mathematics from Henan Normal University, China.

Jen Watts has been appointed Vice President Global Clinical Operations, reporting to Frederic Guerard, PharmD, Chief Executive Officer, Opthea, effective September 9, 2024. Ms. Watts has an impressive track record as a leader in global clinical operations for over two decades. Her primary focus has been on enhancing and optimizing the operational performance and strategic execution of clinical programs. During recent years, she has held the position of Vice President, Clinical Operations at several clinical-stage biopharmaceutical companies, including Complement Therapeutics, Oculis, and Graybug Vision. Prior to that, Ms. Watts served as the Clinical Sciences Director of Ophthalmology - Retina Lead at the Novartis Institute of Biomedical Research. In addition to her extensive experience in ophthalmology, Ms. Watts successfully oversaw early to late-stage clinical trials across various medical fields, including Respiratory, Immunology, Oncology, Cardiology, and COVID-19. Her leadership also extended to global clinical programs at Genentech, Actelion, and Gilead Sciences. Ms. Watts holds a specialized Master of Science degree in Clinical Research Management from the School of Biomedical Science at the University of North Texas Health Science Center (UNTHSC) in Fort Worth, Texas.

Jen Watts succeeds Bruno Gagnon, BPharm, MSc, who decided to leave the Company on September 9, 2024. Under Mr. Gagnon’s leadership, the clinical operations team made significant progress in advancing sozinibercept’s Phase 3 wet AMD program, and most recently completed the patient enrollment in both COAST and ShORe pivotal trials evaluating the superiority of sozinibercept combination therapy.

Anthony Bonifazio has been appointed Vice President, Market Access, reporting to Mike Campbell, Chief Commercial Officer, Opthea, effective September 9, 2024. He brings more then 25 years of commercial experience in market access, advocacy, reimbursement, and sales across retina, cardiovascular and oncology. Mr. Bonifazio joins Opthea from Astellas (former IVERIC BIO) where he served as Vice President, Access, Reimbursement and Market Development, spearheading the hiring and development of teams across access, reimbursement and thought leader advocacy to drive the successful commercialization and launch of Izervay® in geographic atrophy. During his tenure at Novartis, Mr. Bonifazio built a 180-person organization for the launch of the first physician-administered, buy and bill product in cardiology, shaping the commercial reimbursement program launch strategy across healthcare systems and cardiology accounts. He also developed the access and reimbursement strategy and team for the Beovu® launch in wet AMD. At Santen, he led the development of market access payer and reimbursement strategies, as well as patient services programs for the retina and glaucoma product portfolio. Mr. Bonifazio started his career in Genentech where he held roles of increasing responsibilities in sales and filed reimbursement across retina, oncology, and cardiovascular medicine. Mr. Bonifazio holds a BS in Exercise Science from La Sale University, Philadelphia, and completed the executive leadership training at the UCLA Anderson School of Management, West Point Thayer Leadership Program.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical Company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Forward Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the anticipated sozinibercept topline data timing for the two Phase 3 pivotal trials in wet AMD, and the Company’s continued efforts to advance its BLA preparations for FDA approval and prepare for commercial readiness. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept safety, tolerability and therapeutic efficacy, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30 2024 and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Frederic Guerard, CEO

Authorized for release to ASX by Fred Guerard, PharmD, CEO, Opthea

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